Exhibit 12.1

Electronics For Imaging, Inc.

Computation of Ratio of Earnings to Fixed Charges

(in thousands, except for ratio of earnings to fixed charges)

	Years Ended December 31,					Six Months Ended
	2011	2012	2013	2014	2015	30-Jun-16
Income (loss) from continuing operations before income taxes	$30,420	$35,023	$173,138	$42,087	$37,522	$10,144
Fixed charges:
Interest expense	62	709	3,406	5,859	17,364	8,733
Interest relating to rental expense (1)	2,081	1,912	2,024	2,039	2,530	1,453

Total fixed charges	2,143	2,621	5,430	7,898	19,894	10,186

Earnings available for fixed charges	$32,563	$37,644	$178,568	$49,985	$57,416	$20,330

Ratio of earnings to fixed charges	15.20	14.36	32.89	6.33	2.89	2.00

(1)	The representative interest portion of rental expense was deemed to be one-third of all rental expense, except for the rental expense related to the off-balance sheet financing leases, which was deemed to be all interest. The off-balance sheet financing leases were terminated effective November 1, 2012.